

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2019

Lee Hamre
Chairman and Chief Executive Officer
AmeraMex International, Inc.
3930 Esplanade
Chico, CA 95973

> **Re: AmeraMex International, Inc.**
> **Registration Statement on Form 10**
> **Filed May 10, 2019**
> **File No. 000-56054**

Dear Mr. Hamre:

We have reviewed your filing and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10 filed May 10, 2019

General

1. The Form 10 becomes effective automatically 60 days after its initial filing. You will be subject then to the reporting requirements of the Exchange Act, including the requirements to file Forms 10-K, 10-Q, and 8-K, even if comments remain open on the Form 10. If you do not wish to become subject to those reporting requirements before completion of our review, you may wish to consider withdrawing the Form 10 before it becomes effective automatically and submitting a new Form 10 when you respond to our comments.

Business, page 2

2. Please clearly disclose your distribution methods to sell, lease, and rent your products and the need for any governmental approval for your products and services. See Item

101(h)(4) of Regulation S-K.

Directors and Executive Officers, page 15

3.   In the biographical paragraphs of Hope Stone, describe briefly her business experience during the past five years. See Item 5 of Form 10 and Item 401(e)(1) of Regulation S-K.

Certain Relationships and Related Transactions, page 18

4.   We note the disclosure of your note payable to your chief executive officer. Please file as an exhibit to the registration statement a written description of your oral agreement with Mr. Hamre. For guidance you may wish to refer to Item 601(b)(10)(iii) of Regulation S-K and Question 146.04 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.

Recent Sales of Unregistered Securities, page 20

5.   For the March 10, 2016 issuances of 25,000,000 shares of common stock to McCloud Communications and of 500,000 shares to Michael Maloney, state the value of the services rendered by McCloud Communications and Michael Maloney. For the February 12, 2016 issuances of 12,000,000 shares of common stock to three board members, state the value of the services rendered by each board member during 2015. Additionally, for the March 10, 2016 issuance of 50,000,000 shares of common stock to Lee Hamre, state the amount of the partial repayment of the loan. See Item 10 of Form 10 and Item 701(c) of Regulation S-K.

Exhibit 3.2
Bylaws, page 40

6.   We note that your bylaws are not consistent with your operations. For example, your bylaws disclose in section 1.1 that the registered office of your corporation shall be in the state of Nevada, in section 3.2 that your number of directors shall range from five to nine directors, and in section 8.1 that your officers shall include a treasurer. Please advise.

Note 9 – Commitments and Contingencies, page F-16

7.   Please revise your disclosure to state if the pending legal proceedings are expected to be material to your cash flows and operating results in addition to your financial position. If there are lawsuits that may be material to your cash flows and/or operating results, specific disclosures for these legal proceedings should be provided. Please refer to ASC 450-20-50 for guidance.

Note 13 – Subsequent Events, page F-18

8.   Please disclose the specific date through which subsequent events were evaluated in accordance with ASC 855-10-50-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Tracey L. Houser, Staff Accountant, at (202) 551-3736 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction